UPAY, INC.

3010 LBJ Freeway

12th Floor

Dallas, Texas 75234

 (972) 888-6052

November 8, 2019

FILED AS CORRESPONDENCE VIA EDGAR

Securities and Exchange Commission

100 F Street, N. W.

Washington, D.C. 20549

Re:	UPAY, Inc.
Registration Statement on Form S-1, Registration No. 333-212447

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), UPAY, Inc. (the “Registrant” ), the Registrant filed a Form RW on November 7, 2019 (“Form RW”) requesting that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-212447), together with all exhibits thereto, initially filed on July 8, 2016 as subsequently amended and declared effective on December 6, 2016 (collectively the “Registration Statement”).

The Registrant hereby withdraws the Form RW.

Please contact our legal counsel, Frederick M. Lehrer, Esquire of Frederick M. Lehrer, P. A. at (561) 706-7646 or flehrer@securitiesattorney1.com with any questions regarding this matter.

/s/ Jaco Folscher

Jaco Folscher

Chief Financial Officer